Exhibit 99.1

RISK MANAGEMENT POLICY

1.              Objective

1.1.      To establish guidelines and responsibilities for risk management, especially with regard to identifying and analyzing any risks that could affect the company, as well as establishing controls and procedures for monitoring risks in order to prevent or minimize their impacts.

2.              Scope

2.1.      This Normative Document applies to all Gerdau Macroprocesses, Business Operations and Companies.

3.              Definitions:

3.1.      Risks are uncertain factors or events with the potential to cause negative impacts that make fulfilling the objectives of the Company difficult or impossible.

3.2.      Business risks are those associated with the company’s strategy (political and social environment, market, competitors, mergers and acquisitions, availability of raw materials), its finances (economic environment, cash generation, debt, use and raising of financial resources, capital markets, currency variation), its compliance (observance of laws and regulations), its image and reputation and its operations (technology, management model, corporate culture, training and succession of human resources).

3.3.      Operational risks are those arising from the inadequacy of or fault in internal processes, people or technological environments that make it difficult or impossible to fulfill the company’s objectives. These risks are associated with both the industrial processes and the management of administrative areas, such as marketing and sales, raw materials, logistics, workplace health and safety, environment, information technology, people management and trade union relations.

3.4.      Gerdau Executive Committee — hereinafter CEG.

3.5.      Gerdau Business System — hereinafter GBS

3.6.      Risk Committee — committee whose composition is determined by the CEG, hereinafter the Committee.(1)

3.7.      Ethics Helpline — instrument for reporting ethical misconduct and clarifying doubts related to the issue. All persons reporting misconduct are guaranteed anonymity, confidential treatment of the incident and protection from reprisals.

4.              Guidelines

4.1.      The company identifies and manages business and operational risks to ensure that all targets established in its strategic planning are met.

(1) Current composition of the Risk Committee: Chief Executive Officer, Chief Operating Officer, Chief Legal and Compliance Officer, Chief Financial, Controller and IR Officer, Accounting Director and Internal Audit Manager.

4.2.      The risks are identified and assessed based on the probability of their occurrence and their potential impact on the business, including on the company’s image. Each decision takes into account the associated benefits, negative aspects and risks by measuring the relationship between impact and mitigation.

4.3.      By delegation of the CEG, the Committee accompanies the relevant issues listed below:

4.3.1.       Status of the evaluations of the controls arising from the Sarbanes-Oxley Act;

4.3.2.       Main audit works concerning the operational risks;

4.3.3.       Statistics concerning ethics and relevant Compliance issues;

4.3.4.       Main incidents registered by the Ethics Helpline, respecting anonymity and confidentiality;(2)

4.3.5.       Environmental risks, such as the destination of waste products and any potentially impacted areas;

4.3.6.       Risks to corporate safety, such as the risk of asset losses to the company and the physical safety of its Employees at Gerdau’s various operating sites;

4.3.7.       Security information risks;

4.3.8.       Legal contingencies.

4.4.      The Committee evaluates the adequacy of the risk controls associated with each macroprocess and/or operation by evaluating the indicators generated by the GBS. In addition, every two years or when requested, each macroprocess and/or operation must present to the Committee the respective risk management practices and a report of its activities in this area during the last year.

4.5.      The Committee must provide an account of its activities to the CEG on a semiannual basis and to the Board of Directors on an annual basis.

4.6.      The annual audit plan is prepared based on, among other things, the results of the previous audit works, the results of the Sarbanes-Oxley Act compliance tests, the compilation of interviews with Senior Management conducted very three years, and the information received by the managers of the processes. The plan must also include the degree of risk exposure of all the company’s processes/units, which is used to determine the audit works for the next year.

4.7.      In addition to the annual plan, the Auditor also conducts works on request by the Senior Management and those prompted by the Ethics Helpline.

4.8.      The Committee’s analyses should serve as the basis for preparing the information to be provided in compliance with the legal and/or regulatory requirements.

4.9.      The external disclosure of information involves the risks listed below:

4.9.1.       Business Risks — General

4.9.1.1. Crisis/ economic recession

4.9.1.2. Cyclical demands

(2) Reports of misconduct must be made through the Ethics Helpline or, at the discretion of the person reporting, directly to the Audit Board.

4.9.2.       Political Risks

4.9.2.1. Government policies

4.9.3.       Financial Risks

4.9.3.1. Inflation

4.9.3.2. Reduction in credit to clients

4.9.3.3. Interest rates

4.9.3.4. Credit risk

4.9.3.5. Currency variation

4.9.3.6. Capital management (ratio between financial debt and own capital)

4.9.3.7. Liquidity risk

4.9.3.8. Capital markets could be affected by political, economic and social events

4.9.3.9. Cost of capital

4.9.4.       Strategy Risks

4.9.4.1. Raw materials — scrap, iron ore and coal

4.9.4.2. Mergers and acquisitions - integration of new companies

4.9.4.3. Energy

4.9.4.4. Market and competitors

4.9.5.       Compliance Risks

4.9.6.       Reputational risks

4.9.7.       Operational risks

4.9.7.1.Equipment faults

4.9.8. Human Resources Risks

4.9.8.1. Termination costs

4.9.8.2. Preparation of people and succession

4.9.8.3. Organizational culture and communication

5.              Responsibilities

5.1.      Board of Directors

5.1.1.       Determine the company’s risk profile through strategic guidelines and general orientation to the CEG, and ensure the effectiveness of the risk control system.

5.2.      Gerdau Executive Committee - CEG.

5.2.1.       Ensure the existence of an adequate structure and supervise the management of risks; identify, evaluate and mitigate business risks when executing the strategic planning.

5.3.      Risk Committee

5.3.1.       By delegation of the CEG, monitor the risks and contingencies listed in item 4.3 above and the risks managed at the level of each macroprocess and/or operation in order to verify the effectiveness of the existing controls, and approve the annual audit plan.

5.4.      Internal Auditor

5.4.1.       Identify the operational risks and respective internal controls of the processes. On an annual basis, conduct the risk assessment for the purpose of preparing the Audit Plan for the subsequent fiscal year.

6.              Miscellaneous

6.1.      Any cases of omissions, exceptions and adjustments in the Risk Management Policy must be submitted for approval by the Process Owner of the Ethics and Compliance Macroprocess and validated by the CEG.

6.2.      This Policy was approved in a meeting of the Board of Directors and shall come into force immediately.